September 8, 2008

VIA FAX (202-772-9209) AND EDGAR

Mr. Michael McTiernan

Special Counsel

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-33099

Proxy Statement on Schedule 14A

Filed April 29, 2008 (the “Proxy Statement”)

File No. 001-33099

Dear Mr. McTiernan:

Set forth below are the responses of the Company to the comments of the staff of the Commission to our above-referenced filings set forth in your letter of August 27, 2008. For the convenience of the staff, we have restated in this letter in italics each of the comments and numbered each of the responses to correspond with the numbers of the comments in the comment letter. All references to page numbers in our responses correspond to the page numbers in our Proxy Statement. Capitalized terms used and not defined have the meanings give in the Proxy Statement.

Schedule 14A Filed April 28, 2008

Compensation Discussion and Analysis, page 17

Compensation Market Data and Consultant Input, page 18

1.	Please advise us whether you “engaged in benchmarking” of compensation as provided in Rule 402(b)(xiv). We note your disclosure that the market information is just one factor considered by the MDCC and how the surveys were used. However we also note the use of the term “benchmark” on page 19. If you have engaged in benchmarking, please provide an analysis as to why the disclosure of the benchmark companies is not required by Rule 402(b)(xiv), notwithstanding the referenced confidentiality issue.

We can confirm that the Company does not engage in benchmarking for compensation purposes. Market information is provided for informational purposes to the MDCC and the MDCC does not target compensation based on percentiles or any other quantitative or formulaic evaluation of this market information. As you note, we disclosed that market information is just one factor considered by the MDCC, and we indicated that

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market information is not the primary factor considered by the MDCC. As stated on page 18 of the Proxy Statement, “quantitative and qualitative assessments of BlackRock’s performance and each individual’s contribution to that performance remain the primary determinants of individual pay decisions.” Accordingly, in future filings, we will simply refer to this data as “market data” or “peer data.”

LTIC, page 19

2.	In future filings, please disclose how you determined the amount of each long-term incentive award provided to the named executive officers.

In future filings, we will describe how the MDCC determined long term incentive compensation awards provided to our named executive officers.

Annual Incentive Awards, page 20

3.	We note the disclosure on page 21 that the annual incentive awards are driven by the available corporate bonus pool for all employees. In future filings, please disclose how the total pool was calculated and how you determined the allocation between senior management and all other employees.

In future filings, we will provide disclosure on how the total bonus pool was calculated and how the MDCC determined the allocation between senior management and all other employees.

4.	In future filings, please provide more detailed disclosure on how you calculated the incentive awards for each of your named executive officers other than the CEO.

In future filings, we will provide more detailed disclosure on how the MDCC arrived at the incentive awards for the named executive officers other than the CEO by providing a separate discussion for each such officer.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact Russell

McGranahan at (212) 810-5488 or the undersigned at (212) 810-3743 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Robert P. Connolly
Managing Director and General Counsel

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